SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                              SCHEDULE 13D
                            (Amendment No.4)

                Under the Securities Exchange Act of 1934

                         Thackeray Corporation
                           (Name of Issuer)

                  Common Stock, Par Value $.10 per share
                     (Title of Class and Securities)

                              883217  10  1
                  (CUSIP Number of Class of Securities)

                         Edmund C. Duffy, Esq.
                  Skadden, Arps, Slate, Meagher & Flom
                          919 Third Avenue
                      New York, New York  10022
                             (212) 735-3000
              (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                May 8, 1995
          (Date of Event which RequiresFiling of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:                          (  )

        Check the following box if a fee is being paid with this
        Statement:                                          (  )




                              SCHEDULE 13D

CUSIP NO. 883217  10 1

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Estate of Peter J. Sharp

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  ( )
                                                                   (b)  ( )

3      SEC USE ONLY

4      SOURCE OF FUNDS*

      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                               ( )

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                7   SOLE VOTING POWER
                                    937,500

    NUMBER OF                   8   SHARED VOTING POWER
    SHARES                          61,400
    BENEFICIALLY
    OWNED BY                    9   SOLE DISPOSITIVE POWER
    EACH REPORTING                  937,500
    PERSON
    WITH                       10   SHARED DISPOSITIVE POWER
                                    61,400

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,900 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                 ( )

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 19.6%   (See Item 5)

14    TYPE OF REPORTING PERSON*
      OO


                                 SCHEDULE 13D

    CUSIP NO. 883217  10 1

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Peter Sharp & Co., Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  ( )
                                                                (b)  ( )
3      SEC USE ONLY

4      SOURCE OF FUNDS*

       Not applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)                                              ( )

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

                               7   SOLE VOTING POWER

    NUMBER OF
    SHARES                     8   SHARED VOTING POWER
    BENEFICIALLY                   61,400
    OWNED BY
    EACH                       9   SOLE DISPOSITIVE POWER
    REPORTING
    PERSON                     10  SHARED DISPOSITIVE POWER
    WITH                           61,400

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       61,400   (See Item 5)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          ( )

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Approximately 1.2% (See Item 5)

14     TYPE OF REPORTING PERSON*
       CO




                                 SCHEDULE 13D

    CUSIP NO. 883217  10 1

      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Peter Jay Sharp Foundation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  ( )
                                                                  (b)  ( )

3      SEC USE ONLY

4      SOURCE OF FUNDS*

       Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                               ( )

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                     7   SOLE VOTING POWER
                         375,000
NUMBER OF
SHARES               8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH                  9   SOLE DISPOSITIVE POWER
REPORTING                 375,000
PERSON
WITH                10  SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          ( )

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 7.3% (See Item 5)

14    TYPE OF REPORTING PERSON*
      CO


               This statement is being filed by The Estate of Peter
          J. Sharp (the "Estate"), Peter Sharp & Co., Inc., a New York corporation (the "Company"), and The Peter Jay Sharp Foundation, a Delaware corporation (the "Foundation"), and amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by the Estate and the Company relating to shares of common stock, $.10 par value (the "Shares"), of Thackeray Corporation, a Delaware corporation ("Thackeray" or the "Issuer"), dated September 10, 1992, as amended by Amendment No.1, dated October 6, 1993, Amendment No. 2, dated March 13, 1995, and further amended by Amendment No. 3, dated March 27, 1995. The Estate, the Company and the Foundation are referred to collectively herein as the "Filing Persons."

          Item 4.  Purpose of Transaction.

               Item 4 is hereby amended and supplemented by adding thereto the information provided in Item 6 below. See
          Item 6.

          Item 6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer


               Item 6 is hereby amended and supplemented by adding thereto the following:

               On May 8, 1995, the Filing Persons received an oral notification from P. Oppenheimer Administrative Corporation ("Oppenheimer") that Oppenheimer does not intend to exercise the option, granted under that certain option agreement dated March 23, 1995, to purchase all 1,373,900 Shares owned collectively by the Filing Persons. On May 9, 1995, the Filing Persons received a written notification (the "Notification") from Oppenheimer, which is annexed hereto as Exhibit 4 and incorporated herein by reference, confirming Oppenheimer's decision.

          Item 7.  Material to be Filed as Exhibits.

               Item 7 is hereby amended and supplemented by adding thereto the following:

          Exhibit 4: Notification, dated May 9, 1995, from P. Oppenheimer Administrative Corporation addressed to the Estate of Peter J. Sharp, Peter Sharp & Co., Inc. and the Peter Jay Sharp Foundation.


          SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: May 17, 1995

                              PETER SHARP & CO., INC.

                              By: /s/ Barry Tobias
                                  Barry Tobias,
                                  Chief Financial Officer



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: May 17, 1995

                              THE ESTATE OF PETER J. SHARP

                              By:  /s/ Caroline M. Sharp
                                   Caroline M. Sharp, Executrix

                              By:  /s/ Peter H. Sharp
                                   Peter H. Sharp, Executor

                              By:  /s/ Randall A. Sharp
                                   Randall A. Sharp, Executrix



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: May 17, 1995

                              THE PETER JAY SHARP FOUNDATION

                              By:  /s/ Barry Tobias
                                   Barry Tobias
                                   Treasurer



                                Exhibit Index


          Exhibit 4: Notification, dated May 9, 1995, from P. Oppenheimer Administrative Corporation addressed to the Estate of Peter J. Sharp, Peter Sharp
                         & Co., Inc. and The Peter Jay Sharp Foundation.